NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 07, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 26, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between New Frontier Health Corporation and Unicorn II Merger Sub Limited, a wholly-owned subsidiary of Unicorn II Parent Limited,a wholly-owned subsidiary of Unicorn II Holdings Limited became effective on January 26, 2022. Each ordinary shares was converted into USD 12.00 in cash. In addition, in respect of each Warrant (other than the Warrants held by NFPH) for which the holder thereof has timely provided consent to the Warrant Amendment and has not revoked such consent prior to the deadline established by the Company for warrantholders to submit consents, the holder of such Warrant will have the right to receive, for each such Warrant, a consent fee of US$0.30 in cash without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on January 27, 2022.